Mail Stop 4561

September 29, 2006

Mr. Richard Eppich
President, Enterra Systems Inc.
11 – 1583 Pemberton Avenue
North Vancouver, British Columbia
Canada V7P 2S4

By U.S. Mail and facsimile to 604-687-6314

> **Re: Enterra Systems Inc**
> **Registration Statement on Form SB-2**
> **Amendment No. 2**
> **Filed September 13, 2006**
> **File No. 333-131869**

Dear Mr. Eppich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F1

1.   Please revise your filing to provide updated interim financial statements as of July 31, 2006 and 2005 pursuant to Item 310(b) of Regulation S-B. Similarly, please revise your MD&A to incorporate discussions of these periods in accordance with Item 303(b)(2) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F3

2.　　To the extent that your responses to our comment results in a restatement of your financial statements, please have your auditors update or dual date their audit opinion, as appropriate. Also, revise your filing to comply with the disclosure requirements of SFAS 154, as necessary or advise us as to why further disclosure is not warranted.

Footnote 4. Long-Term Debt, page F13

3.　　We note your response to comment 12 from our letter dated June 30, 2006. It appears that your tabular presentation of estimated long term debt principal repayments on page F16 represents the amount outstanding as of April 30, 2006 as evidenced in your interim financial statements and footnotes on pages F23, F32, and F34 of your filing. Please revise this audited financial statement footnote so that the sum of the amounts presented is equal to the total amount of long term debt presented on your balance sheet as of October 31, 2005.

4.　　We note your response to comments 13 and 14 from our letter dated June 30, 2006 and do not agree with your accounting treatment of the NRC debt discount being recorded with a credit to additional paid in capital. Paragraph 17 of APB No. 21 states that any discount or premium recognized as a result of your present value calculation should not be separated from the note which gives right to it. As a result, please revise your filing to present your debt discount as a reduction of your debt or provide us with substantive authoritative guidance to support your accounting treatment.

5.　　It appears based on your response to comment 13 from our letter dated June 30, 2006 that if you are able to repay the original face amount loaned to you by NRC (CND $210,000) before the end of the repayment period (April 30, 2012), then you could be required to pay a finance fee of up to 50% of the original face amount of the loan. Furthermore, if you were unable to pay off 100% of the original face amount loaned before the end of the repayment period, then it appears you would only be required to continue making payments until the earlier of full repayment (100%) of the original amounted loaned or July 1, 2017. Please revise your filing to clarify the circumstances under which you could be required to pay NRC the additional 50% finance fee.

6.　　As a related matter, please also revise your filing to disclose how and when you intend to account for the additional 50% finance fee associated with your NRC loan. Your revised disclosures should address when you consider the finance fee to be incurred and how you determine the amount of fee to be accrued and expensed each reporting period.

7.   Your response to comment 13 indicates that you expect to be generating revenues by October 2010. In addition, your response to comment 15 states that you have determined that if you draw down the entire amount available under the CMMG credit facility, you would owe a finance fee payable of between $1,581,244 (low end of the range) and $4,020,111 (high end of the range). Therefore, it appears that you have sufficient information available to determine the amount of finance fee payable as of April 30, 2006 and possibly for interim and annual periods prior to that date. Please revise your financial statements to record a liability for the CMMG finance fee or provide us with the authoritative guidance you rely upon to support your accounting treatment. Refer to paragraph 8 of SFAS No. 5, and paragraph 36 of FASB Statement of Concepts No. 6.

8.   Please revise your filing to clarify what, if any, your legal obligation would be to pay CMMG the 150% finance fee in the event that Enterra never generates future revenues.

9.   We note your disclosure on page F15 that your CMMG loan bears an interest rate of 3.95% per annum. Based on your response to comment 13 from our letter dated June 30, 2006, it appears that your incremental borrowing rate is much higher than the stated rate of interest on your CMMG loan. Please tell us how you considered the guidance in paragraph 13 of APB No. 21 in determining the appropriate accounting for your CMMG loan. Revise your financial statements as necessary to account for the debt at its net present value at the date of issuance.

10.   We note your response to comment 21 from our letter dated June 30, 2006. You state that the shares to employees promised in 2002, but were not issued until 2005 at an agreed price of $0.76 to $0.77 per share. Please tell us when the expense and corresponding liability underlying this stock issuance to employees for past services provided was accrued. Refer to paragraph 12 and 13 of APB 25 and revise your financial statements if necessary to account for these awards in the appropriate period.

11.   We note your response to comment 22 from our letter dated June 30, 2006. Please revise your filing to disclose that there were no shares issued to related parties in the October 31, 2005 private placement as you state in your response.

Interim Financial Statements

Footnote 2. Summary of Significant Accounting Policies, page F27

12.   We note your disclosure on page F30 that you adopted the provisions of FIN 44. You also disclose that you early adopted SFAS 123R on November 1, 2005. SFAS 123R supersedes FIN 44. Please revise your filing to clarify the periods for which you followed the provisions of FIN 44 and describe the impact of any accounting policy changes as a result of the adoption of SFAS 123R.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or Lisa Haynes at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Financial Analyst

cc: Bernard Pinsky
        Clark Wilson LLP Suite 800
         885 West Georgia Street
        Vancouver, British Columbia
        Canada V6C 3H1